EXHIBIT 1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-165366 and File No. 333-170568 ) of State Auto Financial Corporation of our report dated March 28, 2012, with respect to the statements of net assets available for benefits as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years ended December 31, 2011, 2010 and 2009, of the State Auto Property & Casualty Insurance Company Incentive Deferred Compensation Plan, which report is incorporated by reference in this Annual Report on Form 11-K.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

March 28, 2012